Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES THIRD QUARTER 2006 RESULTS
- $6.7M Revenues and 70% Gross Margin Yields 42% YOY Increase
in Non-GAAP Net Income -
-- 12th Straight Quarter of YOY Revenue Growth --

TEL-AVIV, Israel—October 23, 2006-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced financial results for the third quarter and nine months ended September 30, 2006.

Financial Results for the Third Quarter

Revenues for the third quarter of 2006 were $6.7 million, an increase of 14% compared with $5.9 million for the third quarter of 2005, and 18% compared sequentially with the $5.7 million in the second quarter of 2006. This represents the Company’s 12th straight quarter of year-over-year revenue growth and its highest quarterly revenues since the fourth quarter of 2000. Gross margin for the third quarter of 2006 was 70% compared with 66% for the third quarter of 2005 and 70% for the second quarter of 2006.

On the basis of U.S. generally accepted accounted principles (GAAP), the Company recorded net income for the third quarter of 2006 of $570,000, or $0.04 per basic share ($0.03 diluted). Net income for the quarter included non-cash share-based compensation expense of $131,000 taken in respect of the Company’s mandatory adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation to provide investors and management with insight into RADCOM’s underlying operating results. On a non-GAAP basis, RADCOM’s net income for the third quarter of 2006 was $701,000, or $0.04 per share (basic and diluted). This is an increase of 42% compared with $492,000, or $0.03 per ordinary share (basic and diluted), for the third quarter of 2005, which did not include share-based compensation, and is more than double the Company’s net income for the second quarter of 2006 as computed on the same non-GAAP basis.

Financial Results for the First Nine Months

Revenues for the first nine months of 2006 rose by 11% to $17.5 million compared to $15.8 million for the parallel period of 2005. Gross margin for the first nine months of 2006 was 69% compared to 67% for the parallel period of 2005.

On the basis of U.S. generally accepted accounted principles (GAAP), the Company recorded net income of $659,000, or $0.04 per ordinary share (basic and diluted) for the nine months of 2006. Net income for the nine-month period included non-cash share-based compensation expense of $364,000 taken in respect of SFAS 123R, as explained above.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation to provide investors and management with insight into RADCOM’s underlying operating results. On a non-GAAP basis, RADCOM’s net income for the first nine months of 2006 was $1.0 million, or $0.06 per ordinary share (basic and diluted), an increase of 40% compared with $729,000, or $0.05 per share (basic and diluted), for the first nine months of 2005, which did not include share-based compensation.

Comments of Management

Commenting on the results, Mr. Arnon Toussia-Cohen, President and CEO, said, “We are pleased to report another quarter of growth in line with our forecasts and strategies, demonstrating the steady progress that we have made in building the Company. During the past year, we have cemented our positioning as a powerhouse of next-generation network monitoring and troubleshooting solutions, through our success in both penetrating major service providers and launching cutting-edge new products.

“We have stepped up our sales and marketing efforts throughout the world to address opportunities arising in step with the growing adoption of 3G Cellular, VoIP and triple-play networks. Sales to cellular operators remain strong, and sales to VoIP service providers are rising, reflecting the growth of VoIP deployments in the marketplace. As part of our focus on the Far East, we have recently opened a new representative office in Singapore. In addition, we are very pleased to have received our first two orders for the just-released R70 probe platform, confirming the need for our high-performance technology in today’s complex, ultra-high traffic environment.”

Mr. Toussia-Cohen concluded, “In the year ahead, we plan to continue building our sales and marketing organization while continuing to develop all our technologies. With the goal of broadening our service offering and sales reach, we are actively exploring merger/acquisition opportunities. With strong traction, growing markets and a proven strategy, we are optimistic regarding our prospects and working to build shareholder value.”

Guidance

The following statement is forward-looking in nature, and actual results may differ materially. See below under “Risks Regarding Forward Looking Statements.”

Given the reliance of the Company’s performance for any specific quarter on the timing of a relatively small number of relatively large orders, the Company’s quarterly results of operations are subject to fluctuations. Nonetheless, management projects that the Company’s revenues for the fourth quarter of 2006 will range between $7.4 million and $8.0 million.

Conference Call Information

RADCOM’s management will hold an interactive conference call today, October 23rd, at 9:00 AM EDT (15:00 Israel Time) to discuss the results and to answer investor questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (866) 229-7198
▪	From Israel (toll free): 1-800-227-297
▪	From other locations (not toll free): +972-3-918-0699

A replay of the call will be available after the call on October 23rd until midnight November 5th. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (866) 276-1002
▪	From Israel (not toll free): 03-925-5929
▪	From other locations (not toll free): +972-3-925-5929

The conference call will also be available online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’s shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward Looking Statements

Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	6,710	5,908	17,491	15,762
Cost of sales	2,045	2,009	5,364	5,201
Gross profit	4,665	3,899	12,127	10,561

Research and development, gross	1,825	1,459	5,008	4,290
Less - royalty-bearing participation	450	450	1,454	1,334
Research and development, net	1,375	1,009	3,554	2,956
Sales and marketing	2,321	2,064	6,794	5,800
General and administrative	520	403	1,465	1,236
Total operating expenses	4,216	3,476	11,813	9,992
Operating income	449	423	314	569
Financing income, net	121	69	345	160
Net income	570	492	659	729
Basic net income per ordinary share	0.04	0.03	0.04	0.05
Diluted net income per ordinary share	0.03	0.03	0.04	0.05
Weighted average number of
ordinary shares used in
computing basic net income
per ordinary share	16,096,932	14,822,308	15,808,139	14,634,873
Weighted average number of
ordinary shares used in
computing diluted net income
per ordinary share	16,438,894	16,154,640	16,644,096	16,152,875

Note a: The Company’s results for the third quarter of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $131,000 allocated as follows: $5,000 to cost of sales, $29,000 to research and development, $50,000 to sales and marketing and $47,000 to general and administrative.

Note b: The Company’s results for the nine months of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $364,000 allocated as follows: $11,000 to cost of sales, $81,000 to research and development, $141,000 to sales and marketing and $131,000 to general and administrative.

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	September 30, 2006	December 31, 2005
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	8,282	10,520
Short term bank deposits	3,085	-
Trade receivables, net	9,586	7,856
Inventories	2,237	1,938
Other current assets	788	380
Total Current Assets	23,978	20,694

Assets held for severance benefits	2,169	1,863

Property and equipment, net	1,468	1,233

Total Assets	27,615	23,790

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,168	2,148
Current deferred revenue	2,006	1,545
Other payables and accrued expenses	4,049	4,014
Total Current Liabilities	8,223	7,707

Long-Term Liabilities
Long-term deferred revenue	859	1,161
Liability for employees’ severance pay benefits	2,878	2,437
Total Long-Term Liabilities	3,737	3,598

Total Liabilities	11,960	11,305

Shareholders' Equity
Share capital	119	107
Additional paid-in capital	47,112	44,613
Accumulated deficit	(31,576)	(32,235)
Total Shareholders' Equity	15,655	12,485

Total Liabilities and Shareholders' Equity	27,615	23,790